FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

10 March 2023

HSBC HOLDINGS PLC
ISSUANCE OF NOTES AND PUBLICATION OF DRAWDOWN PROSPECTUS

HSBC Holdings plc intends to issue SGD1,000,000,000 5.300% Fixed Rate Resettable Subordinated Notes due 2033 (the 'Notes') on 14 March 2023 pursuant to the drawdown prospectus as described below.

Application will be made to list the Notes on the Official List of the Financial Conduct Authority and to trade the Notes on the Main Market of the London Stock Exchange plc.

The following drawdown prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Drawdown Prospectus dated 10 March 2023 for HSBC Holdings plc's issue of the Notes under its Debt Issuance Programme.

To view the full document, please paste the following URL into the address bar of your browser:
https://www.hsbc.com/investors/fixed-income-investors/final-terms-and-supplements/hsbc-holdings-plc?page=1&take=20

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Investor enquiries to:
Greg Case                                   +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:
Gillian James                             +44 (0) 20 7992 0516                 gillian.james@hsbcib.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, the Middle East and North Africa. With assets of US$2,967bn at 31 December 2022, HSBC is one of the world's largest banking and financial services organisations.

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing:

The following applies to the Drawdown Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Drawdown Prospectus. In accessing the Drawdown Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Drawdown Prospectus referred to above must be read in conjunction with the base prospectus dated 28 March 2022 as supplemented by the base prospectus supplements dated 27 April 2022, 2 August 2022, 26 October 2022 and 23 February 2023 which together constitute a base prospectus (the 'Prospectus') for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

THE DRAWDOWN PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER AND, IN PARTICULAR, MAY NOT BE FORWARDED TO ANY U.S. ADDRESS. THE DRAWDOWN PROSPECTUS MAY ONLY BE DISTRIBUTED IN 'OFFSHORE TRANSACTIONS' TO NON-U.S. PERSONS, AS DEFINED IN, AND IN ACCORDANCE WITH, REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE 'SECURITIES ACT'). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE DRAWDOWN PROSPECTUS IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE NOTES DESCRIBED IN THE DRAWDOWN PROSPECTUS IN THE UNITED STATES OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. THE NOTES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION, AND THE NOTES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, WITHIN THE UNITED STATES, OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT,  EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE OR LOCAL SECURITIES LAWS.

Please note that the information contained in the Drawdown Prospectus and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Drawdown Prospectus and the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Drawdown Prospectus and the Prospectus is not addressed. Prior to relying on the information contained in the Drawdown Prospectus and the Prospectus you must ascertain from the Drawdown Prospectus and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Drawdown Prospectus or make an investment decision with respect to the Notes being offered, prospective investors must be located outside the United States. By accessing the Drawdown Prospectus you shall be deemed to have represented to HSBC Holdings plc and the underwriters that (1) you and any customers that you represent are non-U.S. persons purchasing the securities being offered in an 'offshore transaction' (within the meaning of Regulation S under the Securities Act) and the electronic mail address that you have provided and to which this e-mail has been delivered is not located in the United States, its territories and possessions, any State of the United States or the District of Columbia and (2) you consent to delivery of the Drawdown Prospectus by electronic publication.

You are reminded that the Drawdown Prospectus has been made available to you on the basis that you are a person into whose possession the Drawdown Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Drawdown Prospectus to any other person.

The Drawdown Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of HSBC Holdings plc in such jurisdiction. Under no circumstances shall the Drawdown Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Drawdown Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Drawdown Prospectus has been made available to you in electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of HSBC Holdings plc, its advisers, any person who controls HSBC Holdings plc or any director, officer, employee or agent of HSBC Holdings plc or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Drawdown Prospectus made available to you in electronic format and the original version.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 10 March 2023